UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a)

CHINA RITAR POWER CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

169423 100
(CUSIP Number)

Jiada Hu
Room 2201 Tower A, Cyber Times Building
Tian’an Cyber Park, Futian District
Shenzhen, China 518040
(86) 755-83475580

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2007
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

(Continued on following pages)

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jiada Hu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,614,145 shares of common stock
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 7,614,145 shares of common stock
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,315,825 shares of common stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.87%
14.	TYPE OF REPORTING PERSON IN
(1) Includes 701,680 shares held by Mr. Hu’s wife Henying Peng.

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Henying Peng
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 701,680 shares of common stock
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 701,680 shares of common stock
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,315,825 shares of common stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.87%
14.	TYPE OF REPORTING PERSON IN
(1) Includes 7,614,145 shares held by Ms. Peng’s husband Jiada Hu.

Item 1. Security and Issuer.

The name of the issuer is China Ritar Power Corp., a Nevada corporation (the “Company”), which has its principal executive offices at Room 2201 Tower A, Cyber Times Building Tian’an Cyber Park, Futian District, Shenzhen, China 518040. This statement relates to the Company’s common stock, $0.001 par value per share (the “Common Stock”).

Item 2. Identity and Background.

(a) The names of the persons filing this statement are Jiada Hu and Henying Peng (together, the “Reporting Persons”). Mr. Hu and Ms. Peng are husband and wife.

(b) The residence address of each of the Reporting Persons is Room D3-706, Fu Yuan Garden, Fu Tian District, Shenzhen, People’s Republic of China, 518040.

(c) Mr. Hu is the Company’s Chief Executive Officer, President, Secretary, Treasurer and Director. Ms. Peng is an employee of the Company.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Both of the Reporting Persons are citizens of People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons received the securities covered by this statement pursuant to certain Share Exchange Agreement entered into among the Company, Ritar International Group Limited (“Ritar International”), a British Virgin Islands company, and all of the stockholders of Ritar International, dated September 6, 2006 (the “Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, all shares of the common stock of Ritar International held by the Reporting Persons were exchanged for 9,706,571shares of the Company’s Common Stock on February 16, 2007, the closing date of the Share Exchange Agreement. Mr. Hu, as a 77% owner of Ritar International, received 9,004,891 shares of the Common Stock. Ms. Peng, as a 6% owner of Ritar International, received 701,680 shares of the Common Stock (the “Share Exchange”).

Immediately following the Share Exchange, pursuant to a Securities Purchase Agreement entered into among the Company, certain investors and Mr. Hu on February 16, 2007 (the “Securities Purchase Agreement”), Mr. Hu sold a total of 864,486 shares of Common Stock that he directly owned to these investors at the price of $2.14 per share in exchange for $1,850,000. In addition, on February 16, 2007, Mr. Hu gifted a total of his 526,260 shares of Common Stock to two individuals.

As of the date of this statement, Hu directly owns 7,614,145 shares of the Common Stock and Ms. Peng directly owns 701,680 shares of the Common Stock.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock pursuant to the Share Exchange Agreement as described in Item 3 above. In connection with the Share Exchange Agreement, there were changes to the Company’s executive officers and directors which were more fully described in the current report on Form 8-K filed by the Company on February 22, 2007.

Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) - (b) As of the date of this statement, Mr. Hu beneficially owns 8,315,825 shares of the Common Stock, representing 43.87% of the outstanding shares of the Common Stock, consisting of 7,614,145 shares of the Common Stock held by him directly and 701,680 shares of the Common Stock held by Ms. Peng, his wife. Mr. Hu does not own any other securities of the Company. Mr. Hu has and will have the sole power to vote and dispose of the shares of the Common Stock that he beneficially owns, except with respect to 701,680 shares that Ms. Peng owns directly.

As of the date of this statement, Ms. Peng beneficially owns 8,315,825 shares of the Common Stock, representing 43.87% of the outstanding shares of the Common Stock, consisting of 701,680 shares of the Common Stock held by her directly and 7,614,145 shares of the Common Stock held by Mr. Hu, her husband. Ms. Peng does not own any other securities of the Company. Ms. Peng has and will have the sole power to vote and dispose of the shares of the Common Stock that she beneficially owns, except with respect to 7,614,145 shares that Mr. Hu owns directly.

(c) Except for the transaction described in Item 3 above, the Reporting Persons did not effect any transactions in the issuer’s securities within the past 60 days.

(d) Other than Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the current report on Form 8-K filed by the Company on February 22, 2007, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
A	Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2007

/s/ Jiada Hu Jiada Hu /s/ Henying Peng Henying Peng

Exhibit A

Joint Filing Agreement

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned persons hereby agrees and consents to the filing of a single Schedule 13D, and any and all future amendments thereto, with the Securities and Exchange Commission on their behalf in connection with their beneficial ownership of securities of China Ritar Power Corp.

Dated: April 3, 2007	/s/ Jiada Hu
Jiada Hu

/s/ Henying Peng
Henying Peng